Exhibit (d)(4)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective as of April 4, 2014 (“Amendment No. 1”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Morgan Stanley Investment Management Inc., a Delaware corporation (“Morgan Stanley” or “Adviser”).

FMG LLC and Morgan Stanley agree to modify the Investment Advisory Agreement dated as of May 1, 2011 (“Agreement”) as follows:

1. New Portfolio. FMG LLC hereby appoints Morgan Stanley to serve as the Adviser to an Allocated Portion of AXA/Morgan Stanley Small Cap Growth Portfolio (“New Portfolio”).

2. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to EQ/Global Multi-Sector Equity Portfolio and EQ/Morgan Stanley Mid Cap Growth Portfolio.

3. Duration of Agreement.

a.	Except as noted in subsection (b) below, with respect to the Portfolios specified in Appendix A to the Agreement (except as provided below), the Agreement will continue in effect for a 12 month period beyond August 31, 2014 and may be continued thereafter pursuant to subsection (c) below.

b.	With respect to the New Portfolio specified in Amendment No. 1, the Agreement will continue in effect for a period of two years beginning April 4, 2014 and may be continued thereafter pursuant to subsection (c) below.

c.	With respect to each Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a) or (b), as the case may be, only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the agreement or interested persons (as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), and by either the Board of Trustees or a vote of a majority of the outstanding shares of the Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to a Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		MORGAN STANLEY INVESTMENT MANAGEMENT INC.

By:	/s/ Steven M. Joenk	By:	/s/ Alexander Norton
	Steven M. Joenk		Name: Alexander Norton
	Chairman, Chief Executive Officer and President		Title: Executive Director

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolios	Annual Advisory Fee Rate
EQ/Global Multi-Sector Equity Portfolio*	1.00% of the Morgan Stanley Allocated Portion’s average daily net assets up to and including $100 million; 0.80% of the Morgan Stanley Allocated Portion’s average daily net assets over $100 million and up to and including $400 million; 0.60% of the Morgan Stanley Allocated Portion’s average daily net assets over $400 million and up to and including $500 million; and 0.40% of the Morgan Stanley Allocated Portion’s average daily net assets in excess of $500 million.**

EQ/Morgan Stanley Mid Cap Growth Portfolio	0.45% of the Portfolio’s average daily net assets up to and including $250 million; 0.40% of the Portfolio’s average daily net assets over $250 million and up to and including $500 million; 0.35% of the Portfolio’s average daily net assets over $500 million and up to and including $1 billion; and 0.30% of the Portfolio’s average daily net assets in excess of $1 billion.

AXA/Morgan Stanley Small Cap Growth Portfolio*	0.60% of the Morgan Stanley Allocated Portion’s total average daily net assets.**

*	This Portfolio has been designated a “multi-adviser portfolio” and Morgan Stanley Investment Management Inc. receives a fee based on a discrete portion of the Portfolio’s assets that have been allocated to it by the Manager (“Morgan Stanley Allocated Portion”).
**	The daily advisory fee for the Morgan Stanley Allocated Portion is calculated by multiplying the aggregate net assets of the Morgan Stanley Allocated Portion at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The Manager will provide the Adviser with information regarding the calculation of the advisory fee for the Morgan Stanley Allocated Portion on a monthly basis.